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Dave Neville
Attorney at Law                                        Telephone: (805) 640-6468
111 West Topa Topa Street                            Facsimile:  (805) 669-4462
Ojai, California 93023                                Email: dave_n@scglobal.net

August 16, 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of Emerging Growth Companies
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Maureen Bauer, Staff Accountant

         Re:      National Healthcare Technology, Inc.
                  Form 10-KSB for Fiscal Year Ended December 31, 2005
                  Form 10-QSB for the Fiscal Period Ended March 31, 2006
                  Form 10-QSB/A for the Fiscal Period Ended September 30, 2005 File No. 1-28911

Dear Ms. Bauer:

I write to respond to your comments in your letter dated July 27, 2006 in regards to the abovereferenced matters.

Form 10-KSB for the Fiscal Year Ended December 31, 2005
-------------------------------------------------------
Part II, Item 8A, Controls and Procedures, page 17
--------------------------------------------------

Response to Comments 1 - 5.

The Company will comply with your comments. The Company proposes to insert the following language in response to comments 1 -5:

         Our Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period ended December 31, 2005, (the "Evaluation Date"). During the course of the audit for our year end December 31, 2005 in May 2006, our auditor discovered numerous errors in our financial statements in our quarterly report for the period ended September 30, 2006 as disclosed in our form 8-K/A filed on June 14, 2006. As a result of these errors, and others, we restated our form 10-QSB for the quarter ended September 30, 2005, and will restate the financial statements for the period ended June 30, 2005, in our Form 8-K/A filed on January 24, 2006. Our conclusion to restate our form 10QSB for the quarter ended September 30, 2005 and Form 8-K/A filed on January 24, 2006, has resulted in affecting our assessments regarding our controls, and that they were not effective as of the period ended December 31, 2006 and constituted material weaknesses which began after the close of the Exchange Agreement on or about July 19, 2006. The material weaknesses were primarily a result of our having no controller and no qualified personnel and as a result transactions were omitted, recorded incorrectly, or recorded without support.

         Limitations on the Effectiveness of Internal Controls

         Disclosure controls and procedures are designed to provide reasonable assurance of an entity achieving its disclosure objectives. Our chief executive officer and chief financial officer has concluded that our disclosure controls and procedures are effective at that reasonable assurance level as of the period covered by this report. The likelihood of achieving such objectives is affected by limitations inherent in disclosure controls and procedures. These include the fact that human judgment in decision-making can be faulty and that breakdowns in internal control can occur because of human failures such as simple errors or mistakes or intentional circumvention of the established process.

         There were no changes in the Company's internal controls over financial reporting, known to the Chief Executive Officer and Chief Financial Officer that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

         In May 2006, we remediated the material weakness in internal control over financial reporting by having our Chief Executive Officer and Chief Financial Officer review in detail all adjustments affecting the issuances of our securities, and we retained an outside consultant to make accounting entries.

Financial Statements, page F-1
------------------------------
Note 5 - Equity Transaction, page F-13
--------------------------------------

Response to Comments 6 and 7:

In reply to your comment, fair value of the issuance of the 1,800,000 warrants on page F-14 were zero dollars as the warrants when issued were done so by a private company, Special Stone Surfaces, Es3, Inc., and prior to the close of the Merger Exchange Agreement on July 18, 2005 with the registrant.

Exhibit 31.1 and 31.2, Certifications
-------------------------------------

Response to Comments 8 and 9:

The Company will comply with your comments. The Company proposes to replace the text in its Exhibit 31.1 and 31.2 certifications:

                  I, __________________, certify that:

                  1. I have reviewed this quarterly report on Form 10-QSB of National Healthcare Technology, Inc.;

                  2. Based on my knowledge, this quarterly report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

                  3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

                  4. As the registrant's certifying officer I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15(e) and 15d-15(e) for the registrant and I have:

                  (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared; and

                  (b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented my conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report; and

                  (c) disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

                  5. As the registrant's certifying officer I have disclosed, based on my most recent evaluation, to the registrant's auditors and the registrant's board of directors (or persons performing the equivalent functions):

                  (a) all material weaknesses, as well as significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information, have been disclosed; and

                  (b)  any  fraud,  whether  or  not  material,   that  involves
         management or other employees who have a significant role in the registrant's internal controls.

Form 10-QSB for the Fiscal Period Ended March 31, 2006
------------------------------------------------------
Part I, Item 1, Financial Information
-------------------------------------
Note 4, Subsequent Events, page F-11
------------------------------------

Response to Comment 10:

The Company will comply with your comment and proposes the following language:

         In April 2006, the Company's Board of Director approved a change of direction for the Company, from the business of manufacturing and distributing decorative stone veneers and finishes, to the business of oil and gas exploration and production, mineral lease purchasing and all activities associated with acquiring, operating and maintaining the assets of such operations. In furtherance of this change of direction, the Company entered into consulting agreements with third parties to provide business management services and advice as it relates to the future of the company. These services shall include the drafting and preparation of business plans, operating budgets, cash flow projections and other business management services as the Company ventures into the oil and gas business. In April 2006 we executed an assignment of an oil and gas lease under which we acquired 100% of the leasehold rights to drill and otherwise exploit 160 acres of certain underlying oil and gas reserves located in the County of Custer, Oklahoma, which we acquired from Summitt for 77,000 restricted shares of our common stock and agreed to pay Summitt a royalty equal to 3% of the value of all oil produced and removed under the lease and the net proceeds received by us from the sale of all gas and casinghead gasoline produced and sold under the lease. The leasehold interest is not developed and accordingly not currently producing oil or gas.

Response to Comment 11:

The Company replies to your comment as follows:

Common shares:    35,609,759
Warrants:          2,400,000
Options:                   0

Part I, Item 2
--------------
Management's Discussion and Analysis, page 3
--------------------------------------------

Response to Comments 12 and 14:

The Company will comply with your comment and proposes the following text:

         On April 3, 2006, our Board of Directors approved a change of direction for the Company, from the business of manufacturing and distributing decorative stone veneers and finishes, to the business of oil and gas exploration and production, mineral lease purchasing and all activities associated with acquiring, operating and maintaining the assets of such operations. This plan of operating will include the acquiring of proven fields and the developing of these properties by commencing drilling operations. In order to maximize economies of scale and to leverage the knowledge and expertise of others, we will partner with third parties to exploit any such properties.

         Upon the closing of the Exchange Agreement, we had planned to market our coatings and veneers to both commercial and residential markets, which we intended to fund by using the public markets to secure additional working capital and to make acquisitions using either Common Stock or cash. A significant component of our intermediate term growth strategy was the acquisition and integration of companies in related building materials fields. We had expected to take advantage of synergies among related businesses to increase revenues and take advantage of economies of scale to reduce operating costs.

         In conjunction with our change of direction, in April 2006, we entered into a consulting agreement with Summitt Oil and Gas, Inc. ("Summitt"), as well as other third parties, to provide business management services, and advice as it relates to the future of the company. This service shall include the drafting and preparation of business plans, operating budgets, cash flow projections and other business management services as we venture into the oil and gas business.

         In April 2006 we executed an assignment of an oil and gas lease under which we acquired 100% of the leasehold rights to drill and otherwise exploit 160 acres of certain underlying oil and gas reserves located in the County of Custer, Oklahoma, which we acquired from Summitt for 77,000 restricted shares of our common stock and agreed to pay Summitt a royalty equal to 3% of the value of all oil produced and removed under the lease and the net proceeds received by us from the sale of all gas and casinghead gasoline produced and sold under the lease. The leasehold interest is not developed and accordingly not currently producing oil or gas. Upon receiving the necessary capitalization, we intend to explore developing this field.

         In April 2006, we entered into a consulting agreement with BlueFin, Inc.("BlueFin"). BlueFin has been retained to provide business development, investor relations services, and introductions to qualified funding sources, introductions to oil and gas business prospects and introductions to accredited investors. By leveraging BlueFin's resources the Company anticipates that it will be able to find sources of capital to fund its operations in the oil and gas business.

         In April 2006, we also entered into an agreement with Monterosa Group Limited ("Monterossa"). Monterossa has been retained to provide services including operation administration, transaction processing and management, systems development, staff recruitment, acquisition transaction support services, and other business management services as the Company moves into the oil and gas business.

         In April 2006, we also engaged Camden Holdings, Inc. ("Camden"), an entity experienced in the energy sector that will assist the Company in locating oil and gas opportunities for us. Camden's services include the drafting and preparation of business plans, operating budgets, cash flow projections and other business management services as we venture into the oil and gas business. We have also been able to leverage our relationship with Camden to obtain short-term financing as needed.

         In April 2006, we also engaged Design, Inc. ("Design"), an entity experienced in the energy sector that will assist the Company in financing the transactions introduced by Camden and our other consultants.

         We believe that by changing our direction to the oil and gas markets we have improved our prospects for success due to both the current and expected future positive market conditions which we expect to exploit initially from the valuable contacts, industry expertise and business opportunities we expect to derive from Summitt, an industry experienced consulting resource, and other third party consultants.

         Additionally,  we  intend  to  reincorporate  the  Company  to a Nevada
         corporation   ("Reincorporation").   The   business   purpose   of  the

         Reincorporation is to allow us to avail ourselves to Nevada corporate law. Nevada is a recognized leader in adopting and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. The Nevada Revised Statutes is an enabling statute that is frequently revised and updated to accommodate changing business needs.

         Additionally, consistent with the change of our direction into the oil and gas business, we will also change the Company name to a name in line with a company in the oil and gas business.

         We anticipate that we will have to raise additional capital to fund operations over the next 12 months. To the extent that we are required to raise additional funds to acquire properties, and to cover costs of operations, we intend to do so through additional public or private offerings of debt or equity securities, including a drilling fund to raise $5,000,000. There are no commitments or arrangements for other offerings in place, no guaranties that any such financings would be forthcoming, or as to the terms of any such financings. Any future financing may involve substantial dilution to existing investors. We have also been relying on our common stock to pay third parties for services which has resulted substantial dilution to existing investors.

         Estimated Funding Required During the Next Twelve Months:

         -------------------------------   --------------- ---  -------------
         Prospect Development & Seismic      $1,000,000     to   $5,000,000
         -------------------------------   --------------- ---  -------------
         Drilling & Development              $2,500,000     to   $5,000,000
         -------------------------------   --------------- ---  -------------
         Offering Costs & Expenses              $50,000     to   $   50,000
         -------------------------------   --------------- ---  -------------
         General Corporate Expenses            $100,000     to   $  150,000
         -------------------------------   --------------- ---  -------------
         Working Capital                     $  700,000     to   $1,000,000
         -------------------------------   --------------- ---  -------------
             Total                           $4,350,000     to   $11,200,000
         -------------------------------   --------------- ---  -------------

         The minimum expenditures noted above will allow us to commence with acquiring, exploring and developing properties as well as commence drilling operations. In the event that we are able to raise further funds, we will primarily expend such funds on further prospect development and seismic studies and then to fund further drilling operations Consistent with this change of our business, effective October 1, 2005 we sold all of the capital stock of Es3 to Liquid Stone Partners. A partner holding a minority interest in Liquid Stone Partnerships is also a director of the Company. We currently have one full-time employee. We will primarily rely on outside consultants and do not currently foresee any significant changes in the number of our employees.

Response to Comment 13:

The Company will comply with your comment and proposes the following language:

         The Company adopted SFAS No. 123 (Revised 2004), Share Based Payment ("SFAS No. 123R"), under the modified-prospective transition method on January 1, 2006. SFAS No. 123R requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. Prior to the adoption of SFAS No. 123R, the Company accounted for our stock option plans using the intrinsic value method in accordance with the provisions of APB Opinion No. 25 and related interpretations. The adoption of SFAS No. 123R had no effect on the Company's financial statements for the fiscal year ended December 31, 2005, as SFAS No. 123R only applies to grants made on or after January 1, 2006 or to grants made prior to January 1, 2006 that were amended or otherwise altered on or after January 1, 2006. Additionally, SFAS No. 123R will have no effect on the Company's financial statements for the fiscal year ended December 31, 2006, as the warrants granted by the Company in April 2006 to its officers vested after six months and thus the warrants would only be expensed upon their vesting in October of 2006. However, the officers to whom the warrants and termination shares were granted have resigned from the Company.

Form 10-QSB/A1 for September 30, 2005
-------------------------------------

Response to Comment 15:

The Company will comply with your comment. The comments of June 22, 2006 on the Company's May 22, 2006 Form 8-K/A1 are still outstanding. One comment remains and the Company anticipates resolving this matter within the next week. Currently, the proposed revised text reads as follows:

                  In preparing National Healthcare Technology, Inc.'s (the "Company") Form 10-KSB for the year ended December 31, 2005, filed on May 22, 2006, between May 16, 2006, and May 21, 2006, the Company discovered errors in the Company's Form 10-QSB for the three months ended September 30, 2005, filed on February 1, 2006.

                  Though  not an  inclusive  list,  below  is a list of the more
         material   errors   discovered  in  preparing   the  10-KSB   requiring
         adjustment:

                  A. The Company improperly recorded a $200,000 escrow deposit as an asset in the period ended September 30, 2005. In conjunction with the Company's acquisition of Special Stone Surfaces, Es3, Inc., ("Es3") and pursuant to the terms of an Exchange Agreement, Es3 made a $200,000 cash payment to the Company. The correct accounting for this transaction would have been to debit additional paid in capital and to credit cash. However, the initial accounting was to incorrectly debit the escrow deposit instead of additional paid in capital. The effect of this adjustment is to properly reflect prepaid expense and other current assets and additional paid-in-capital for the period ended September 30, 2005.

                  B. The Company incorrectly recorded $278,800 of advances from a related party in the period ended September 30, 2005. The effect of this adjustment is to properly reflect note payable - related party in the amount of $328,940 as opposed to $50,140 as originally recorded.

                  C. The Company incorrectly recorded $98,912 of deferred stock compensation and related amortization expense in conjunction with the issuance of stock options and warrants in the period ended September 30, 2005. The effect of this adjustment is to properly reflect deferred stock compensation in the amount of $0 as opposed to $89,256 as originally reported and amortization expense for the period in the amount of $0 as opposed to $3,811 as originally reported.

                  D. The Company failed to record certain technology license royalty expenses of $1,764 in the period ended September 30, 2005. The effect of this adjustment is to properly reflect a technology royalty expense as opposed to $0 technology royalty expense as originally reported.

                  E. The Company failed to accrue $45,000 of professional fees in the period ended September 30, 2005. The effect of this adjustment is to increase professional fees for the period ended September 30, 2005, by approximately $45,000.

                  F. Additionally, there are various other significant adjustments to the individual accounts that are not disclosed herein due to the fact the adjustments represent reclassifications with other accounts.

                  These errors in the Company's Form 10-QSB for the three months ended September 30, 2006, and their effect on our financial statements were discussed between the Company's chief executive officer and the Company's independent accountant during the audit of the Company's 10-KSB. Though the full extent of the errors were not realized until the Form 10-KSB for the year ended December 31, 2005, was completed, management had concluded by May 16, 2006, that the financial statements included in the Company's 10-QSB for the period ended September 30, 2005, should not be relied upon and would need to be restated.

                  Based on these discussions, the Board of Directors of the Company on May 22, 2006, approved management's recommendation that the Company's financial statements for the three months ended September 30, 2005 and for the period from January 27, 2005 (inception) through September 30, 2005 be restated. In light of such restatement, the financial statements and related footnotes should no longer be relied upon.

                  As a result of these errors, the Company amended its financial statements and footnotes for the three months ended September 30, 2005. The Company filed an amended Form 10-QSB for the three months ended September 30, 2005, on June 8, 2006. Said amended Form 10-QSB restates the consolidated balance sheet, consolidated statement of operations, and consolidated statement of cash flows, to reflect such corrections and reclassifies certain operating expenses for the purposes of financial statement presentation. Additionally, said amended Form 10QSB restates the footnotes related to such corrections and management's report on internal control over financial reporting, which reflects the Company's material weakness in internal control over financial reporting during the period.

Please forward all correspondence to my office.

Very truly yours,

/s/ Dave Neville
--------------------------
DLN\dn